

06007571

MAR 2 8 2006

4/1/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49310

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING____01/01/05____ AND ENDING____12/31/05____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
INSTITUTIONAL CAPITAL MANAGEMENT, INC.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

2550 GRAY FALLS, STE 250
(No. and Street)

HOUSTON   TEXAS   77077
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DANIEL RITZ   (281) 293-9900
                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAWN HARP, CPA
(Name – *if individual, state last, first, middle name*)

3921 W. GREEN OAKS BLVD, STE F, ARLINGTON   TEXAS   76016
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 9 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, DANIEL RITZ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INSTITUTIONAL CAPITAL MANAGEMENT, INC. , as of DECEMBER 31 , 20 05 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows
- ☒ (p) Statement of exemption to 15c3-3

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

INSTITUTIONAL CAPITAL MANAGEMENT, INC.

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

INSTITUTIONAL CAPITAL MANAGEMENT, INC.

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Institutional Capital Management, Inc.

I have audited the accompanying balance sheet of Institutional Capital Management, Inc. (a Texas corporation) as of December 31, 2005 and the related statements of income, retained earnings, and cash flows for the year ended. Those financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principle uses and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

My examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements. In my opinion, the financial statements referred to above present fairly, in all material respects, financial position of Institutional Capital Management, Inc. as of December 31, 2005, and the results of its accounting principles.

Dawn Harp

Dawn Harp, CPA
3921 W. Green Oaks Blvd, Suite F
Arlington, Texas 76016

March 24, 2006

1

INSTITUTIONAL CAPITAL MANAGEMENT, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2005 AND 2004
ASSETS

CURRENT ASSETS	2005	2004
Checking Account	$122,803.80	$95,807.77
Accounts Receivable-Brokers	287,103.07	486,938.86
Accounts Receivable-CapNet Advisors	21,000.00	0.00
Accounts Receivable-ICM Ins.	0.00	150,000.00
Accounts Receivable Office	1,200.00	1,200.00
Recoverable Federal Income Taxes	3,483.00	0.00
Total Current Assets	435,589.87	733,946.63
FIXED ASSETS		
Equipment	88,768.22	77,983.35
Accumulated Depreciation	-88,064.59	-77,983.35
Total Fixed Assets	$703.63	0.00
OTHER ASSETS		
Deposits	4,682.50	4,682.50
RJA Investment	3,955.72	4,535.71
RBC Dain R: Rauscher-Security	6,728.44	167,030.95
RBC Dain Rauscher-Trust	100,000.00	183,388.33
RPR Investment	0.00	75,000.00
Securities	27,800.00	23,300.00
Total Other Assets	143,166.66	457,937.49
TOTAL ASSETS	$579,460.16	$1,191,884.12

LIABILITIES & STOCKHOLDERS EQUITY

CURRENT LIABILITY		
Accounts Payable	$78,342.27	$6,986.57
A/P RBC Dain Rauscher	0.00	183,025.00
A/P ICM Credit Line	100,695.21	0.00
Commission Payable	62,890.96	458,962.64
Income Tax Payable	0.00	16,517.00
Dividend Payable	0.00	28,253.60
Total Current Liabilities	241,928.44	693,744.81
TOTAL LIABILITIES	241,928.44	693,744.81
OWNERS EQUITY		
Preferred Stock ($.01 Par, 1,000,000 Authorized, 381,542 Issued and Outstanding)	31,786.48	3,532.88
Common Stock ($.01 Par, 1,000,000 Authorized, 27,500 Issued and Outstanding)	275.00	275.00
Paid-in Capital	349,755.12	349,755.12
Less: Treasury Stock	(39,500.00)	(39,500.00)
Retained Earnings	(4,784.88)	184,076.31
Total Owners Equity	$337,531.72	$498,139.31
TOTAL LIABILITIES & STOCKHOLDERS EQUITY	$579,460.16	$1,191,884.12

SEE NOTES TO THE FINANCIAL STATEMENTS

INSTITUTIONAL CAPITAL MANAGEMENT, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
INCOME		
CD and Fixed Income Sales	$8,493,896.41	$4,855.43
Equity Sales	263.63	9,876,054.76
Misc. Income	2,615.08	0.00
Insurance	1,115.99	187,085.34
Total Income	8,497,891.11	10,067,995.53
EXPENSES		
Accounting	5,470.00	5,089.25
Advertising	23,473.63	19,024.86
Bank Charges	1,526.19	186.85
Bloomberg	49,569.10	35,005.26
Clearing Charge	35.00	49,949.11
Commissions	5,242,947.99	9,396,896.35
Computer Equipment & Repair	1,994.15	6,113.76
Depreciation	10,081.24	5,996.02
Dues & Subscriptions	13,089.25	5,166.53
Franchise Tax	3,741.17	23,416.88
Insurance	160,352.91	121,098.05
Interest	4,160.36	0.00
Legal Fees	36,012.00	58,830.14
NASD Fees	49,550.59	29,314.91
Outside Services	2,808,529.94	0.00
Postage & Delivery	11,536.48	11,295.54
Printing	1,059.99	54,658.20
Rent	55,922.34	57,160.91
Supplies	43,497.55	75,967.40
Taxes-Property	180.84	229.85
Telephone	48,885.98	32,431.23
Training	1,386.20	3,693.29
Travel	32,377.25	24,144.56
Total Expenses	8,605,380.15	10,015,668.95
INCOME (LOSS) FROM OPERATIONS	(107,489.04)	52,326.58
OTHER INCOME (EXPENSES)		
Interest Income	1,309.55	19,196.35
Unrealized Gain (Loss)	(82,681.70)	11,613.57
Total Other Income	($81,372.15)	30,809.92
NET INCOME (LOSS)		
BEFORE INCOME TAXES	(188,861.19)	83,136.50
INCOME TAXES	0.00	19,601.70
NET INCOME (LOSS)	($188,861.19)	$63,534.80
NET INCOME (LOSS) PER COMMON SHARE		
(NOTE A)	($6.87)	$2.31

SEE NOTES TO FINANCIAL STATEMENTS

INSTITUTIONAL CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN CAPITAL STOCK
FOR THE YEAR ENDED DECEMBER 31, 2005

	STOCK	
	PREFERRED	COMMON
BALANCE AT JANUARY 1, 2005	$3,532.88	$310,530.17
NET CHANGES FOR THE PERIOD		
REINVESTED DIVIDEND	28,253.60	0.00
BALANCE AT DECEMBER 31, 2005	$31,786.48	$310,530.17

INSTITUTIONAL CAPITAL MANAGEMENT, INC.
STATEMENT OF RETAINED EARNINGS
BALANCE AT DECEMBER 31, 2005

	2005	2004
BALANCE JANUARY 1	$184,076.31	$120,541.00
ROUNDING ERROR	0	0.51
NET INCOME FOR THE PERIOD	(188,861.19)	63,534.80
BALANCE DECEMBER 31,	($4,784.88)	$184,076.31

SEE NOTES TO FINANCIAL STATEMENT

4

INSTITUTIONAL CAPITAL MANAGEMENT, INC.
STATEMENTS OF CHANGES IN FINANCIAL POSITION AND CASH FLOW
FOR THE PERIOD ENDED DECEMBER 31, 2005 AND 2004

	12 Months Ended December 31, 2005	12 Months Ended December 31, 2004
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income (Loss)	($188,861.19)	$63,534.80
Adjustments to Net Income		
Decrease (Increase) in Current Assets	325,352.79	126,159.14
Increase (Decrease) in Current Liabilities	(451,816.37)	135,852.76
Decrease (Increase) in Other Assets	314,770.83	(400,918.93)
Total Adjustments	188,307.25	(138,907.03)
Cash provided (Used) by Operations	(553.94)	(75,372.23)
CASH FLOW FROM INVESTING ACTIVITIES		
Sales (Purchases) of Fixed Assets	(703.63)	0
Cash Provided (Used) by Investing	(703.63)	0
CASH FLOW W FROM FINANCING ACTIVITIES		
Cash (Used) or Provided by Purchase of Treasury stock	0	(39,500.00)
Cash (Used) or Provided B d by Dividend reinvestment	28,253.60	0.00
Cash provided from Financial Activities	28,253.60	(39,500.00)
NET INCREASE (DECREASE) IN CASH	$26,996.03	($114,872.23)
CASH AT BEGINNING OF PERIOD	95,807.77	210,680.00
CASH AT END OF PERIOD	$122,803.80	$95,807.77

SEE NOTES TO FINANCIAL STATEMENTS

INSTITUTIONAL CAPITAL MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity
The company is an introducing brokerage firm formed for the purpose of generating commissions from buying and selling securities for customers.

Revenue and Cost Recognition

The Company prepares its books on the accrual basis of accounting. The Company recognizes revenues from brokerage firm commissions when confirmation of each, individual transaction is received from the brokerage firm. The Company recognizes commissions due to its salesmen at the end of each month, after receiving a final confirmation of the month's transactions from the individual brokerage firms.

Income (Loss) Per Share
Net Loss per share of common stock computed basis on weighted average number of shares outstanding during the year (27,500 shares in 2005). $(188,861.19) / 27,500 = $(6.87)

Income Taxes
The Company's Federal income taxes for the current year are $ -0-.

Depreciation Expense
The Company expenses all assets on a straight line basis, however it takes advantage of Sec. 179 when possible. As of December 31, 2005, the Company owned $ 88,768.22 of equipment which was substantially all depreciated at that date. The depreciation expense for the twelve months ended December 31, 2005, was $ 10,081.24.

Ownership
Institutional Capital Management, Inc. was formerly BCR Holding Corporation. The common stock is owned by six individuals with no one stockholder holding over 50% of the outstanding common stock. The preferred stock is held by four individuals with one stockholder owning 60% of the issued and outstanding preferred stock. The dividend payable as of December 31, 2004 was reinvested in an additional 28,254 preferred shares during the year ended December 31, 2005.

FOCUS REPORT – PART 11A
Firm and Filing Information

Please ENTER the following information
This report is being filed pursuant to (check one):
_x_ 1 Rule 17a-5(a)   __ 4 Special request by designated examining
__ 2 Rule 17a-5(b)   authority
__ 3 Rule 17a-11   __ 4 Fifth Focus
Period Beginning   10/01/05
Period Ending: 12/31/05

Have you been a member for fewer than 12 month? Y/ (N) N

Please VERIFY the following information
Broker-Dealer Name: INSTITUTIONAL CAPITAL MANAGEMENT, INC.
Firm I.D.:   41055
District I.D.:   6

Contact Name: Daniel Lee Ritz, Jr.
Contact Phone: (281) 293-9900

Consolidated:
Unconsolidated: X
Name(s) of subsidiaries or affiliates consolidated in this report:
Name: Phone Number:

Does respondent carry its own customer accounts?   Yes
                                                            No   _X_

Check here is respondent is filing an audited report.   _X_

Is net capital a requirement calculated using:
(B) Basics or (A) Alternate Method   _B_

FOCUS REPORT – PART 11A
Statement of Changes in Ownership Equity/Subordinated Liabilities

Firm Name: INSTITUTIONAL CAPITAL MANAGEMENT, INC.   Firm ID: 41055
From: 10/01/05
To: 12/31/05

State of Changes in Ownership Equity

1.	Balance, Beginning of Period	333,403
A.	Net income (loss)	1,145
B.	Additions, incl. Non-conforming capital of	0
C.	Deductions, incl. purchase of Treasury stock	0
2.	Balance, end of Period	334,548

Statement of Changes in Subordinated Liabilities

3.	Balance, beginning of Period	0
A.	Increases	
B.	Decreases	0
4.	Balance, End of Period	0

FOCUS REPORT – PART 11A
Computation of Net Capital

		As of 12/31/05
Firm Name:	Institutional Capital Management, Inc.	Firm ID: 041055

1	Total ownership equity (o/e)	334,548
2	Deduct o/e not allowable for net capital	0
3	Total o/e qualified for net capital	334,548

4   Add:
 A. Allowable subordinated liabilities
 B. Other deductions or credits
Description

0	Amount	
0		
0		0

5	Total cap & allowable subloans	334,548

6   Deductions &/or charges

A.	Total non-allowable assets	58,869
B.	Secured demand note deficiency	0
C.	Cap chgs for spot & commodity futures	0
D.	Other deductions &/or charges	0
		58,869

7	Other additions &/or allowable credits	0

Description   Amount
                                 0

8	Net capital before haircuts	275,679

9

Compliance Examiner
National Association of Securities Dealers

After examination of Institutional Capital Management, Inc. as of the date of this letter, I find no evidence that Institutional Capital Management, Inc. conducts any practices that would cause it to lose its exemption to regulation 15c3-3 under rule K(2)(iii).

Institutional Capital Management, Inc. is an introducing broker, which clears all transactions on a fully disclosed basis with a clearing broker, Raymond James; RBC Dain Rauscher, Inc. Institutional Capital Management, Inc. does not handle customer funds or securities. All customers are instructed to send funds or securities directly to Raymond James; RBC Dain Rauscher, Inc.

Dawn Harp, CPA
March 24, 2006

Institutional Capital Management, Inc.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

NET CAPITAL
Total stockholders' equity	334,548
Deduct stockholders' equity not allowable for net capital	0
Total stockholders' equity qualified for net capital	334,548

Additions
Liabilities allowable in computation of net capital	0
Total capital and allowable liabilities	334,548

Deductions and/or charges
Non-allowable assets	58,869
Net capital before haircuts on security positions	0
Haircuts on securities	0
NET CAPITAL	275,679

AGGREGATE INDEBTEDNESS
Items including statement of financial condition payable to stockholder	241,928
Total aggregate indebtedness	241,928

COMPUTATION OF BASIS NET CAPITAL REQUIREMENT
Minimum Capital Required (Based on Net Indebtedness)	16,128
Minimum Net Capital Required	5,000
Net Capital Requirement	16,128
Excess Net Capital	259,551
Excess Net Capital at 1000%	251,487
Ratio: Aggregate indebtedness to net capital	88%

11

INSTITUTIONAL CAPITAL MANAGEMENT, INC.

RECONCILIATION WITH COMPANY'S COMPUTATION

No material difference exists between company's calculations and the above calculations; therefore, no reconciliation is provided.

INDEPENDENT AUDITOR'S REPORT

Board of Directors:
INSTITUTIONAL CAPITAL MANAGEMENT, INC.

I have examined the financial statements of Institutional Capital Management, Inc. for the year ended December 31, 2005and have issued my report thereon dated March 24, 2006. As part of my examination, I made a study and evaluation of the Company's system on internal accounting control (which included the procedures for safeguarding securities) to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Institutional Capital Management, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g). I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(ii) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers nor perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

13

Because of inherent limitation in any internal accounting control procedures or the practice and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Institutional Capital Management, Inc. taken as a whole. However, my study and evaluation disclosed no conditions that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Dawn Harp, CPA
March 24, 2006